Exhibit 12
MERCK & CO., INC. AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges
($ in millions except ratio data)

	Years Ended December 31,
	2010	2009	2008	2007	2006
Income Before Taxes	$1,653	$15,290	$9,931	$3,492	$6,342

Add (Subtract):
One-third of rents	144	79	75	66	68
Interest expense, gross	715	460	251	384	375
Interest capitalized, net of amortization	3	27	42	32	29
Equity (income) loss from affiliates, net of distributions	(263)	(511)	(494)	(454)	(363)

Earnings as defined	$2,252	$15,345	$9,805	$3,520	$6,451

One-third of rents	$144	$79	$75	$66	$68
Interest expense, gross	715	460	251	384	375
Preferred stock dividends	202	143	145	158	166

Fixed Charges	$1,061	$682	$471	$608	$609

Ratio of Earnings to Fixed Charges	2	23	21	6	11

For purposes of computing these ratios, “earnings” consist of income before taxes, one-third of rents (deemed by the Company to be representative of the interest factor inherent in rents), interest expense, interest capitalized, net of amortization and equity (income) loss from affiliates, net of distributions. “Fixed charges” consist of one-third of rents, interest expense as reported in the consolidated financial statements and dividends on preferred stock. Interest expense does not include interest related to uncertain tax positions.